

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 15, 2011

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

> **Re:** **Houston Wire & Cable Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-34361**

Dear Mr. Graham:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief